SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T  Rule 101(b)(1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T  Rule 101(b)(7):     Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of September 30, 2003 and 2002 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2003 AND 2002 TOGETHER WITH

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

INDEPENDENT ACCOUNTANT’S

REVIEW REPORT

(LIMITED REVIEW)

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of BBVA BANCO FRANCÉS S.A. as of September 30, 2003 and the related statements of income, changes in stockholders’ equity and cash flows for the nine-month period then ended, with their notes 1 to 16 and exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to such consolidated balance sheet) as of September 30, 2003 and the related consolidated statements of income and changes in cash flows for the nine-month period then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

The preparation and issuance of such financial statements is the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a report on such financial statements, based on our limited review performed with the scope described in section 2.

2.	Scope of the review

a)	We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (B.C.R.A.). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in section 1.

b)	The stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries as of September 30, 2002, presented for comparative purposes, were subject to a limited review performed by other auditors, who issued their report dated December 11, 2002, to which we refer, disclaiming a representation because of: (a) the limitations to the scope of their professional work, related to the review of the valuation of the Bank´s investments in Consolidar Administradora de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., and the determination of the compensation according to sections No. 28 and 29 of Decree 905/2002, and (b) the significant uncertainties existing at such date, mainly related to: (i) the Bank’s ability to continue to operate as a going concern and (ii) the recoverability of carrying amounts of the portfolio of Government Bonds and Private securities, credit assistance, the above mentioned compensation, certain other receivables, investments in other companies and goodwill.

c)	We have audited the financial statements of the Bank at December 31, 2002 (opening balances), on which we issued our report dated February 20, 2003 including a disclaimer of opinion due to the significant effect on those financial statements of the uncertainties existing at that date related to: (a) the circumstances mentioned in sections 3.a) and 3.b) below, (b) the uncertainties on the determination of the recoverable value of the credit assistance granted to debtors of the commercial loan portfolio and other assets assigned to sale, and (c) the future evolution of the Bank’s operations.

3.	Explanations prior to our limited review report

a)	As more fully explained in note 1.1 to the accompanying financial statements, from the last quarter of 2001, the Republic of Argentina has found itself immersed in a delicate economic context which led the Federal Government to take a series of measures, which mainly consisted in: a) the announcement of the default in paying the public debt, b) the devaluation of the Argentine peso, c) the mandatory conversion of assets and liabilities denominated in foreign currency into pesos, and d) the restriction on withdrawal of funds deposited in the financial institutions. The economic crisis produced, additionally, a significant increase in domestic prices, a significant deposit decrease in the financial institutions and worsening in the debtors’ payment capacity. All these measures, added to the effects derived from the economic crisis, have significantly affected the financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected too.

As described in note 1.2.10. to the stand-alone financial statements, the Bank’s Board of Directors indicates that in its opinion in recent months a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and in the Bank in particular. Nevertheless, at the date of issuance of these financial statements structural problems remain in the Argentine economy and the Argentine financial system that are pending solution. These include the conclusion of the process of compensation for banks, the negotiations with foreign creditors and privatized utility companies and the completion of the debt restructuring process by companies in the private sector.

In addition, it states that at the date of issuance of this report, the Government continues analyzing additional measures intended to alleviate the effects of the crisis and resolve outstanding structural problems within the economy and the financial system. As explained in detail in note 1.2.10 to the stand-alone financial statements, the Bank’s Board of Directors has, from the accounting perspective, recognized the impacts generated by these matters on the Bank’s equity and financial position as of September 30, 2003 in accordance with the standards established by the B.C.R.A. and with its best estimates in those cases not specifically regulated as the date of issuance of this report by such oversight agency.

b)	In several notes to the financial statements, detailed below, the Bank’s Board of Directors states that it is not possible to foresee the future development of the uncertainties that exist at the present date or their effect on the Entity, that certain situations must still be resolved by the authorities, and that measures aimed at their regularization are in the process of evaluation. These situations are the following:

i)	Note 1.2.3. to the financial statements, concerning the recoverable value at September 30, 2003 of government securities and credit assistance granted to the government sector; Note 1.2.7.I) and 4.II.d) to the financial statements, in relation to the asset recorded for the expected compensation for payments to depositors made under court orders, and Note 1.2.7.II) to the financial statements, in relation to the asset recorded for the difference between adjustment indexes (CER vs. CVS);

ii)	Note 1.2.2. to the financial statements, concerning the determination of the final amount of compensation generated in the devaluation and conversion into pesos according to Decree No. 905/2002 and complementary regulations issued by the Executive, given the process of review carried out by the B.C.R.A. and the note sent to the Entity by that authority dated July 29, 2003 containing a series of observations that reduce the amounts used as a basis for compensation, the quantification of which is disclosed in such note. As indicated in the same note, in the opinion of the Bank’s Board of Directors and its legal counsel, BBVA Banco Francés S.A. has made a reasonable interpretation of current regulations, and the Entity is in the process of preparation of the reply to the above-mentioned observations; and

iii)	Note 1.2.9. to the financial statements, related to approval by the B.C.R.A. of the facilities requested to the monetary authority in relation to technical liquidity ratios and compliance with ratios for solvency and the overall foreign currency position laid down by the B.C.R.A.

By means of Resolution 354/2003 dated September 4, 2003, the B.C.R.A. requested reformulation of the regularization and strengthening plan by the Bank. This reformulation process must address issues such as adoption of measures enabling enhancing the Bank’s adjusted stockholders’ equity and adjustment of technical ratios in effect since January 1, 2004. The Bank has requested an extension until November 14, 2003 for filing this plan. On October 21, 2003, however, the Entity presented a letter to the B.C.R.A. indicating some of the alternatives it is analyzing which would enable compliance with the regulations established by this authority. The technical advisors of BBVA Banco Francés S.A. are analyzing the alternatives under study with the technical divisions of the B.C.R.A. for presentation to the respective Boards of Directors.

c)	As mentioned in Note 1.2.8 to the accompanying financial statements, BBVA Banco Francés S.A. and the holders of Negotiable Obligations under series 14, which book value at September 30, 2003 amounts to $395.502.000, decided to extend until November 30, 2003 the term for payment of principal on those securities, which original maturity were October 31, 2003, in order to continue with the negotiations under way and to restructure that series of Negotiable Obligations. On November 7, 2003, the Bank has made payment of the accrued interest on those securities until such date. Furthermore, BBVA Banco Francés S.A. informed the holders of Negotiable Obligations that, in spite of the extension agreed, the negotiation process is expected to be concluded shortly, if possible before November 19, 2003.

d)	As mentioned in Note 1.2.6 and 3.3.o) to the accompanying financial statements, the Entity and its subsidiaries record the income tax under the deferred tax method. Although this criteria is in accordance with current professional accounting standards in force in Buenos Aires City, it does not comply with the regulations of the B.C.R.A. in view of Resolution No. 118/03 of the Superintendence of Financial and Exchange Institutions received on October 7, 2003. The Bank is analyzing the measures to be adopted; however, in October 2003 it provided for the remaining balance of deferred tax assets resulting from application of this method, to comply with the mentioned resolution of the Superintendence of Financial and Exchange Institutions.

e)	The financial statements mentioned in section 1 have been prepared by the Bank in accordance with regulations established by the B.C.R.A., which differ from professional accounting standards in force in Buenos Aires City as described in Note 4 to the stand-alone financial statements.

4.	Limited review report

Based on our limited review with the scope indicated in section 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements indicated in section 1, and due to the very significant and pervasive effects on those financial statements from the uncertainties existing at the date of issuance of this report, as detailed in paragraphs 3.a), 3.b) and 3.c), we are not in a position to make any representation on the stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and on the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries as of September 30, 2003, considered as a whole.

Furthermore, as indicated in paragraphs 3.d) and 3.e), divergences exist with regard to the B.C.R.A. rules and professional accounting standards in force in Buenos Aires City, respectively.

As described in note 17 to the stand-alone financial statements, the effects of the differences between generally accepted accounting principles in Argentina and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English has been made solely for the convenience of English-speaking readers.

Buenos Aires, November 11, 2003

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH
Partner

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2003 AND 2002 TOGETHER WITH

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
ASSETS

CASH AND DUE FROM BANKS
Cash	275,663	182,334
Due from banks and correspondents	1,397,922	649,350

	1,673,585	831,684

GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	525,127	1,663,828
Holdings for trading or financial transactions	92,592	1,570
Unlisted Government Securities	798,628	570,773
Investments in listed private securities	20	283

	1,416,367	2,236,454

LOANS
To government sector (Exhibits B, C and D)	4,432,665	5,353,032
To financial sector (Exhibits B, C and D)	42,238	41,646
To non financial private sector and residents abroad (Exhibits B, C and D)	1,847,438	2,953,656

Overdraft	109,829	197,116
Discounted instruments	152,860	272,935
Real estate mortgage	412,201	541,692
Collateral Loans	4,252	11,880
Consumer	75,938	178,168
Credit cards	150,368	131,285
Other	891,696	1,472,966
Interest and listed-price differences accrued and pending collection	50,410	148,859
Less: unused collections	8	816
Less: Interest documented together with main obligation	108	429

Less: Allowances (Exhibit J)	367,402	1,072,130

	5,954,939	7,276,204

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	338,425	346,078
Amounts receivable for spot and forward sales pending settlement	57,625	753
Instruments to be received for spot and forward purchases pending settlement	604,525	751,535
Unlisted corporate bonds (Exhibits B, C and D)	222,166	196,330
Other receivables not covered by debtor classification regulations (Note 5)	327,309	854,185
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	10,512	14,354
Interest accrued and pending collection not covered by debtor classification regulations	106,049	3,141
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	149	9,121
Less: others unused collections	—	115

Less: Allowances (Exhibit J)	120,780	59,208

	1,545,980	2,116,174

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	16,589	19,575
Less: Allowances (Exhibit J)	589	575

	16,000	19,000

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	1,354,596	1,405,647
Other (Exhibit E)	257,194	235,907
Less: Allowances (Exhibit J)	15,659	19,902

	1,596,131	1,621,652

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	3,434	144
Other (Note 5)	544,501	732,210
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	25	—
Other accrued interest receivable	—	1

Less: Allowances (Exhibit J)	104,203	280,305

	443,757	452,050

PREMISES AND EQUIPMENT (Exhibit F)	419,281	480,321

OTHER ASSETS (Exhibit F)	96,788	128,283

INTANGIBLE ASSETS (Exhibit G)
Goodwill	40,375	52,485
Organization and development expenses	863,273	145,184

	903,648	197,669

SUSPENSE ITEMS	865	2,574

TOTAL ASSETS	14,067,341	15,362,065

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
LIABILITIES

DEPOSITS (Exhibits H and I)
Government sector	71,936	26,240
Financial sector	16,478	122,378
Non financial private sector and residents abroad	7,485,227	5,882,906

Checking accounts	1,724,051	1,043,267
Savings deposits	941,951	478,934
Time deposits	3,541,014	1,792,054
Investments accounts	13,645	—
Other	881,724	1,869,066
Interest and listed-price differences accrued payable	382,842	699,585

	7,573,641	6,031,524

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	2,168,282	1,964,776

Other	2,168,282	1,964,776

Banks and International Institutions (Exhibit I)	585,325	1,158,640
Non-subordinated corporate bonds (Exhibit I)	392,998	554,949
Amounts payable for spot and forward purchases pending settlement	369,436	409,955
Instruments to be delivered for spot and forward sales pending settlement	43,651	5,027
Financing received from Argentine financial institutions (Exhibit I)	65,873	81,571
Other (Exhibit I)	325,291	1,227,877
Interest and listed-price differences accrued payable (Exhibit I)	41,760	56,510

	3,992,616	5,459,305

OTHER LIABILITIES
Other (Note 5)	96,565	1,506,112

	96,565	1,506,112

ALLOWANCES (Exhibit J)	495,319	196,693

SUBORDINATED CORPORATE BONDS (Exhibit I)	76,627	580,970

SUSPENSE ITEMS	2,573	10,915

TOTAL LIABILITIES	12,237,341	13,785,519

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders’ equity)	1,830,000	1,576,546

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,067,341	15,362,065

MEMORANDUM ACCOUNTS

	2003	2002
DEBIT ACCOUNTS

Contingent
– Guaranties received	5,069,661	6,183,957
– Contra contingent debit accounts	3,716,335	3,713,105

	8,785,996	9,897,062

Control
– Receivables classified as irrecoverable	728,708	508,105
– Other (Note 5)	23,350,171	23,693,015
– Contra control debit accounts	112,915	79,922

	24,191,794	24,281,042

For trustee activities
– Funds received in trust	30,341	43,713

	30,341	43,713

TOTAL	33,008,131	34,221,817

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	191,073	153,145
– Guaranties provided to the BCRA	3,053,269	2,273,199
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	272,329	854,964
– Other guaranties given not covered by debtor classification regulations	—	1,717
– Other covered by debtor classification regulations (Exhibits B, C and D)	199,664	430,080
– Contra contingent credit accounts	5,069,661	6,183,957

	8,785,996	9,897,062

Control
– Items to be credited	109,944	79,767
– Other	2,971	155
– Contra control credit accounts	24,078,879	24,201,120

	24,191,794	24,281,042

For trustee activities
– Contra credit accounts for trustee activities	30,341	43,713

	30,341	43,713

TOTAL	33,008,131	34,221,817

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2003	2002
FINANCIAL INCOME

Interest on cash and due from banks	6,737	4,857
Interest on loans to the financial sector	616	25,565
Interest on overdraft	23,373	159,941
Interest on discounted instruments	11,620	57,631
Interest on real estate mortgage loans	36,544	76,829
Interest on collateral loans	512	2,396
Interest on credit card loans	26,508	46,332
Interest on other loans	89,246	294,514
Interest on other receivables from financial transactions	5,555	21,323
Income from guaranteed loans - Decree 1387/01	640,140	1,478,973
Net income from government and private securities	66,740	177,405
Indexation by benchmark stabilization coefficient (CER)	77,683	977,174
Other	1,084	1,340,427

	986,358	4,663,367

FINANCIAL EXPENSE

Interest on checking accounts	12,715	241,928
Interest on savings deposits	3,053	7,534
Interest on time deposits	371,656	421,379
Interest on financing to the financial sector	420	14,017
Interest on other liabilities from financial transactions	42,765	81,685
Other interest	108,559	644,544
Indexation by benchmark stabilization coefficient (CER)	61,099	1,278,785
Other (Note 5)	504,651	234,802

	1,104,918	2,924,674

GROSS INTERMEDIATION MARGIN – (LOSS) / GAIN	(118,560)	1,738,693

ALLOWANCES FOR LOAN LOSSES	82,075	680,438

SERVICE CHARGE INCOME

Related to lending transactions	39,729	75,736
Related to liability transactions	92,953	126,111
Other commissions	15,002	12,804
Other (Note 5)	37,008	49,881

	184,692	264,532

SERVICE CHARGE EXPENSE

Commissions	24,658	28,537
Other	3,897	7,216

	28,555	35,753

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2003	2002
MONETARY GAIN ON FINANCIAL INTERMEDIATION	4,528	45,353

OPERATING EXPENSES

Payroll expenses	167,395	237,337
Fees to Bank Directors and Statutory Auditors	295	462
Other professional fees	13,367	11,125
Advertising and publicity	11,775	13,690
Taxes	12,216	15,204
Other operating expenses (Note 5)	147,279	157,070
Other	22,250	29,093

	374,577	463,981

MONETARY LOSS ON OPERATING EXPENSES	(2,784)	(70,513)

NET (LOSS) / GAIN FROM FINANCIAL TRANSACTIONS	(417,331)	797,893

OTHER INCOME

Income from long-term investments	81,927	—
Punitive interests	892	2,252
Loans recovered and reversals of allowances	740,246	27,514
Other	111,946	18,408

	935,011	48,174

OTHER EXPENSE

Losses from long-term investments	—	1,169,965
Punitive interests and charges paid to BCRA	172	2,611
Charge for uncollectibility of other receivables and other allowances	413,407	582,520
Other	119,570	99,724

	533,149	1,854,820

MONETARY (LOSS) / GAIN ON OTHER OPERATIONS	(151)	24,328

NET (LOSS) BEFORE INCOME TAX	(15,620)	(984,425)

INCOME TAX	180,503	—

NET (LOSS) FOR THE PERIOD	(196,123)	(984,425)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

		2003								2002
			Noncapitalized contributions		Retained earnings
Movements		Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)	Legal	Other (2)	Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
1.	Balance at beginning of fiscal year (restated)	368,128	934,211	769,904	428,698	1,802	430,282	(906,902)	2,026,123	2,070,243

2.	Sale of interest in BBVA Uruguay S.A. (Note 2.2)	—	—	—	—	—	—	—	—	21,818

3.	Unrealized valuation difference (Note 1.2.2)	—	—	—	—	—	—	—	—	468,910

4.	Net (loss) for the period	—	—	—	—	—	—	(196,123)	(196,123)	(984,425)

5.	Balance at end of the period	368,128	934,211	769,904	428,698	1,802	430,282	(1,103,025)	1,830,000	1,576,546

BALANCES AT THE END OF THE PERIOD

(1)	Adjustments to stockholders’ equity include:

	a)	Adjustment to equity fund appraisal revaluation	41,285

	b)	Adjustment to Capital Stock	312,979

	c)	Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

			769,904

(2)	Earnings reserved - Other includes:

	Mandatory reserve recorded for granting loans to personnel		1,802

(3)	Including 6,059 related to the interest in the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
CHANGES IN CASH FLOWS

Cash and due from banks at beginning of the fiscal year (restated)	934,465	1,706,078
Increase / (Decrease) in cash and due from banks	739,120	(874,394)

Cash and due from banks at end of the period	1,673,585	831,684

REASONS FOR CHANGES IN CASH FLOWS

Financial income collected	859,717	1,619,979
Service charge income collected	185,105	287,365

Less:
Financial expenses paid	1,358,682	1,985,056
Services charge expenses paid	28,584	35,754
Operating expenses paid	328,601	415,026

FUNDS (USED IN) RECURRING OPERATIONS	(671,045)	(528,492)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,371,615	868,019
Net increase in other liabilities from financial transactions (*)	—	5,561,280
Net increase in other liabilities (*)	123,747	2,687,897
Net decrease in loans (**)	291,106	—
Net decrease in government and private securities (**)	11,332	—
Net decrease in other receivables from financial transactions (**)	50,659	—
Other sources of funds (**)	244,714	48,174

TOTAL OF SOURCES OF FUNDS	2,093,173	9,165,370

USE OF FUNDS

Net increase in government and private securities (**)	—	2,110,205
Net increase in loans (**)	—	2,487,067
Net increase in other receivables from financial transactions (**)	—	2,268,810
Net increase in other assets (**)	364,459	1,890,566
Net decrease in other liabilities from financial transactions (*)	206,899	—
Other uses of funds (*)	104,292	27,123

TOTAL USES OF FUNDS	675,650	8,783,771

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	(7,358)	(727,501)

INCREASE/(DECREASE) IN FUNDS	739,120	(874,394)

(*) Variations originated in financing activities.	1,184,171	9,090,073
(**)Variations originated in investment activities.	233,352	(8,708,474)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1. ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1. General Aspects

The Argentine Republic finds itself immersed in a delicate economic context, which makes up a framework which has as main indicators a high level of external indebtedness, high interest rates and a significant decrease in the deposit level until fiscal year 2002, a country risk which has reached levels out of the habitual averages and a recession which has lasted for more than five years. This situation has led to an important fall in the demand of products and services as well as a significant increase in the level of unemployment. The Federal Government’s capacity to fulfill its obligations and the possibility to access to credit lines has also been affected by these circumstances.

On November 30, 2001, owing to the severe loss of deposits from the financial system, the Government issued Decree No.1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

By the end of the last year, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, was declared. The newly-elected president took over on May 25, 2003.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1. Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes as follows:

a)	The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b)	The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

c)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law of the government sector, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e)	The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f)	The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the BCRA. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home upon the amount of USD 250,000; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

g)	The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h)	The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2. Bankruptcy and insolvency law

As from the enactment of Law No. 25,563, dated January 30, 2002, all court and out-of-court foreclosures as well as the procedure of creditors’ petitions in bankruptcy have been suspended. Once the considered term in the legal order matured, such suspensions were voluntarily postponed until February 1, 2003 by the ABAPRA (Argentine Association of Government and Private Owned Banks) and the ABA (Argentine Bank Association).

By Decree 204 dated February 4, 2003, a voluntary conciliation procedure was established, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

On May 8, 2003 the National Congress has enacted the Law 25,737, which extend court mortgage foreclosures for 90 days.

At the date of issue of these financial statements, the Federal Government has entered into unofficial agreements with representatives of banking associations to voluntarily postpone mortgage foreclosures. Furthermore, on November 5, 2003, the National Congress enacted Law No. 25798 under which the Federal Government directly assumes certain delinquent mortgage loans.

1.1.3. Exchange system

During the first quarter of 2002 and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls, which have been made gradually flexible towards the end of 2002 owing to the stability of the exchange parity. The main exchange rules in force as the date of issuance of these financial statements are as follows:

•	By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted.

•	Foreign exchange transactions in the floating market have, among others, the following characteristics:

•	The exchange rate will be freely agreed between supply and demand. As of September 30, 2003 and 2002, the exchange rate was 2,911 and 3,7267 Argentine pesos to each US dollar, respectively.

•	Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

•	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

•	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

•	The foreign trade transactions as well as the transfers abroad are regulated by the BCRA as regards previous agreement and the settlement and term method, according to the kind of transaction.

•	Income and dividend payments abroad related to audited balance sheets shall be able to be carried out (except Financial Entities see Note 15).

•	As from November 2002, the BCRA started a process of gradual flexibilization of exchange market restrictions and aligned the exchange regulations to the context of stabilization of the financial system. The main regulations relate to:

•	Extension of the terms for exchange of foreign currency provided by foreign trade operations.

•	Elimination of the obligation to assign foreign currency to the BCRA derived from collection of exports.

•	Possibility of making advance payment of debts abroad corresponding to imports of goods.

•	Elimination of the requirement on obtaining prior approval from the BCRA to settle servicing of principal on certain financial debts.

•	Flexibilization of restrictions on access to the exchange market.

In accordance with Communication “A” 3969 of the BCRA, dated June 26, 2003, the maximum limit of Foreign Exchange Position (PGC) of the financial institutions, basically made up of the foreign currency holding plus due from banks in that currency within the country or abroad and foreign currency forward transactions is equivalent to 10% of the adjusted stockholders’ equity (R.P.C.) registered as of November 30, 2001, with a minimum equivalent adding to the sum of USD 1,500,000 for banking institutions.

1.1.4. Compensation to Financial Institution

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

BCRA Communications “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures as follows:

a)	It was taken as reference the balance sheet of the Financial Institution as of December 31, 2001, to which those assets affected by Decrees No. 214/02 and No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included in the asset, excluding miscellaneous receivables and accounts payables

b)	The stockholders’ equity resulting from the balance sheet mentioned in (a) was adjusted by applying the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currency, to the net position in foreign currency.

c)	The amount to be compensated is the positive difference between the adjusted stockholders’ equity determined on the basis of (b) above and the stockholders’ equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

d)	The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007”.

e)	Financial Institutions will have the right to request the Bond swap mentioned in d) for “LIBOR 2012 Federal Government Banks denominated in US dollars” at the exchange rate of 1.4 Argentine pesos to each US dollar, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

f)	The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be 140 Argentine pesos to 100 dollars, face value.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. The BCRA is carrying out inspections in the financial institutions so as to make the compensation figures valid.

1.1.5. Government Securities and Loans to the Government Sector - Guaranteed Loans – Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund (FFDP) aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans. In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Federal Executive issued Decree No. 644/02 and 79/03 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, everything goes back to the status prior the swap.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the FFDP to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for Financial Institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the FFDP is established. By Resolutions Nos. 742/2002 and 135/2003, the Ministry of Economy notified the acceptance of certain exchange offers made by financial institutions.

Interest will be accrued on Secured Bonds at the rate of 2% on balances restated by the CER, with amortization of principal as from March 2005, and final repayment in February 2018.

In September 2003 the Federal Government presented a general proposal for the restructuring of the sovereign debt in default issued before December 31, 2001, with the aim of reducing it by approximately 75%.

1.1.6. Deposits and liabilities of the government and private sectors

Balance rescheduling

As mentioned in the above paragraphs, the Federal Executive though Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

The characteristics of the deposit reschedule regime are as follows:

•	Peso-denominated deposits (time deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002.

•	Deposits denominated in foreign currency, converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002.

By Resolution 668/02 of the Ministry of Economy dated November 25, 2002, as from December 2, 2002 the restrictions on withdrawals from demand deposits were lifted, thus putting an end to the “financial corralito”.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency could opt to receive “Federal Government Bonds in US dollar 2013” from the related bank in exchange for such certificates. These bonds were subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate.

The Financial Institutions where such deposits were made shall grant deposit holders a put option for principal or interest coupons. The exercise price in pesos shall equal the bond coupon face value in US dollars converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, and adjusted by CER from February 3, 2002, through the coupon maturity date.

Deposit holders could opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under decree No. 905/02 (Swap I) could choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The term for exercise of the exchange options expired on May 23, 2003.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

i)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

ii)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

iii)	Pay them with their own resources without receiving the BCRA’s financial assistance.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment.

Amounts resulting from early repayment of CEDROS in exchange for deposits originally set up in pesos, and those originally set up in foreign currency up to a face value of $ 42,000, were credited to demand deposits accounts. Amounts resulting from early repayment of CEDROS for a face value of between $ 42,000 and $ 100,000 corresponding to deposits originally set up in foreign currency were used to set up time deposits over 90 days counted as from the date of exercise of the option, and those exceeding the abovementioned face value were used to set up time deposits over 120 days. Those time deposits were adjusted by the CER and accrued interest at an annual rate of 2%.

The term for exercise of early repayment options expired on May 23, 2003.

1.1.7. Legal actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final order.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587.

Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the National Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the sums deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-a-vis financial institutions.

As mentioned in Note 1.1.6., the Federal Executive issued some decrees aimed at establishing the general conditions and the procedure enabling the holders of deposits in pesos and in foreign currency to exercise the option to receive National Government Bonds as payment for their deposits, and to request early repayment of those deposits.

In compliance with current regulations and the communications of the BCRA –control authority- BBVA Banco Francés S.A. has faced and continues to face legal action brought by depositors who question the constitutionality of the conversion into pesos, and defends the system implemented in 2002 in defense of its net equity, stockholders and customers.

1.1.8. BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 21, 2001, with a face value that shall note be less than 125% of the loan principal. Entities not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 and 739/2003, with the established order of priority.

This guarantee shall be maintained with no reduction until the completion of the voluntary exchange of the External Public Debt Securities indicated in Section 24 of Decree 1387/01 or December 31, 2004, whichever is first, except in the case of advanced settlement, when it will be returned proportionately, in the inverse order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial entities should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial entities shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

By communication “A” 3941 dated April 30, 2003, the BCRA has regulated the procedure whereby financial entities can indicate their intention to participate in the system for the settlement of rediscounts and advances described above, granting a term of 30 bank working days for entities to confirm their participation.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

1.1.9. Information requirements and technical regulations

During fiscal year 2002 and 2003, the BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirement related to Liquidity Position suspended.

By means of Communication “A” 3917, effective April 1, 2003, the BCRA made changes to the rates to be applied to determine the minimum cash requirements, as well as the rates to be applied in determining the ratio for minimum application of resources derived from sight and term liabilities in pesos. Subsequently, by means of Communication “A” 4032, as from November 1, 2003, the B.C.R.A. repealed the regulations on minimum application of resources provided by sight and term deposits in pesos, and modified the minimum cash requirements.

In addition, by means of Communication “A” 3959 and complementary regulations, the BCRA introduced significant changes to minimum capital requirements for financial entities. This communication restored the need to satisfy information requirements as from May 2003, although entities must comply with capital requirements as from January 2004. In addition, gradual reductions were established in the requirements through to 2008, so that entities can adapt to the regulations in force.

1.2. Particular situation

1.2.1. The impact of the crisis

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communications by the BCRA, which led to frequent changes in the Bank’s positions.

The liquidity crisis became especially aggravated in the second quarter of 2002, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level.

The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank’s stockholders’ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 2). Such plan was updated in October, 2002, and again subsequently in February and May 2003.

As from July 2002, BF has regulated its liquidity position, fulfilling this way with the technical regulations required, under this concept, by the BCRA.

By means of Resolution 354/2003 dated September 4, 2003, the B.C.R.A. requested reformulation of the regularization and strengthening plan by the Bank. This reformulation process must address issues such as adoption of measures enabling enhancing the Bank’s adjusted stockholders’ equity and adjustment of technical ratios in relation to Communication “A” 3986 on Minimum Capital requirements in effect since January 1, 2003. The Entity has requested an extension until November 14, 2003 for filing of the plan requested with the B.C.R.A. in order to perform a detailed analysis of the requirements established by those authorities and of the possible filing alternatives. On October 21, 2003, however, the Bank presented a letter to the B.C.R.A. indicating some of the alternatives it is analyzing which would enable compliance with the regulations on Minimum Capital requirements established by those authorities. The technical staff of BF are analyzing the alternatives under study with the technical divisions of the B.C.R.A. for presentation to the respective Boards of Directors.

1.2.2. Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. The remaining Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank and its subsidiaries keeps registered in its asset BODEN 2012 for an amount of 1,101,921 (under “Government Securities”) and BODEN 2012 to be received for an amount of 247,576 (under “Other receivables from financial transactions”), related to a nominal value of thousands of USD 606,539. As mentioned in note 1.1.4., as the date of issuance of these financial statements, such amounts are pending validation on the side of the BCRA. However, on July 29, 2003 the Bank received a note from the BCRA in which it observations certain items and recording criteria that gave rise to the compensation being requested. Those observations have an effect amounting to 362,000 on the compensation requested. The Bank holds unappropriated provisions amounting to 370,128 at September 30, 2003. In the opinion of the Board of Directors and its legal advisors, BF has reasonably interpreted current regulations, and therefore it is in the process of preparation of a reply to the mentioned observations.

As required by BCRA Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

•	The gain resulting from the asymmetrical switch into pesos, which amounted to 1,217,700 (historical value 591,301), was allocated to “Financial Income – Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

•	The amount of compensation received for the difference between Stockholders’ Equity as of December 31, 2001, and the Stockholders’ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, amounting to 424,223 (historical value 205,999), was allocated to the Stockholders’ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

1.2.3. Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans, while its subsidiary, Banco Francés (Cayman) did it on July 12, 2002.

In addition, the bank has presented to Banco de la Nación Argentina, in its capacity as trustee for the FFDP, provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of thousand of USD 47,892 and 480,970, respectively, so as carry out the swap provided by Decree No. 1387/01. On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. Thus, the Bank registered the interest accrual of these holdings and financing according to the new interest rate.

At September 30, 2003, the Entity has received the mentioned securities in swap, i.e. Secured Bonds due in 2018 for 661,499, collection of 270,463 corresponding to the portion of provincial debt not yet carried out being pending. This operation has been recorded under Government Bonds and Private Securities and Loans, respectively.

As of September 30, 2003, and 2002 the Bank carried the following receivables from the government sector:

a) Government securities in portfolio and affected to liability repurchase agreements:

	09.30.03		09.30.02
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Argentine Federal Government 9% Bonds-2002	—	1,071	411,921
Argentine Republic External Bills	640,909	643,631	666,714
Tucumán Provincial Treasury Bonds	47,417	47,417	64,720
Secured Bond 2018	661,499	661,499	—
CCF (Tax credit certificate)	87.998	87.998	91,623
Argentine Federal Government Bonds-LIBOR 2012	376,011	1,121,709	1,584.523
BCRA Bills (LEBAC)	91,221	130,597	—
Treasury Bills	62,105	74,282	70,056
LECOP Bonds Treasury Bills	1,419	1,722	1,223
Other	858	104,260	44,619

Total	1,969,437	2,874,186	2,935,399

b) Credit assistance to the government sector:

		09.30.03		09.30.02
		BBVA Banco Francés	Consolidated position	Consolidated position
•	Federal Government secured loans - Decree No. 1387/01 (net of discounts)	3,284,457	5,662,351	5.894.352
•	Provincial Governments secured loans - Decree No. 1579/02	270,463	270,463	963,083
•	Loans to other public sector agencies	877,745	877,745	908,026

Total		4,432,665	6,810,559	7,765,461

Allowances		—	(187.121)	—

c)	Compensation to be received from the Federal Government: as detailed in notes 1.1.4. and 1.2.2., the Bank and it subsidiary (Credilogros Cía. Financiera) booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations” as of September 30, 2003 and 2002, in 257,017 and 748,546 respectively, which reflects the amount pending compensation, as established by Decree No. 905/02.

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector, which for the current year establishes the application of discounted values at rates that do not significantly differ from contractual ones, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds issued before December 31, 2001 which have not been swapped for secured loans (from which 83,156 during the 2002 fiscal year and 102,697 during the nine month period ended September 30, 2003, were received in concept of interest services) having presented a sovereign debt restructuring proposal to reduce it by 75%, c) the Federal Government Bonds in Dollars 2012 (BODEN 2012) received and to be received in compensation for the devaluation effects are valued at their technical value, in accordance with the BCRA standards, it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4. Assistance to the Private Sector

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank’s credit assistance of debtors from the commercial and consumer portfolios generating deterioration.

As of September 30, 2003, and 2002 the Bank carried the following receivables from the private sector:

	09.30.03		09.30.02
	BBVA Banco Francés	Consolidated position	Consolidated position
Commercial loans portfolio	1,684,790	1,719,348	3,427,091
Consumer loans portfolio	856,423	888,155	1,211,152
Private debt securities	222,180	284,519	257,045
(Allowances loan portfolio)	(456,745)	(463,780)	(1,385,487)
(Allowances on debt securities)	(82,350)	(106,664)	(70,320)

Total	2,224,298	2,321,578	3,439,481

The Bank has carried out an analysis of its loan portfolio in view of the new events and has booked during the nine month period ended September 30, 2003, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts in accordance with the BCRA standards.

By Communication “A” 3918, on April 4, 2003 the BCRA flexibilized until December 31, 2003 the criteria for classification and setting up of reserves on loans to debtors of the private non-financial sector. Following a conservative criteria, in order to maintain the level of coverage of the risk of loan losses, the Bank will maintain the provisions set up on the loan portfolio which exceed those required by the abovementioned communication.

1.2.5. Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank’s customers opted to swap their rescheduled deposits into bonds as follows:

Amount in thousands of pesos
Section 2 of Decree No. 905/2002	650,214
Section 3 of Decree No. 905/2002	6,098
Section 4 of Decree No. 905/2002	99,481
Section 5 of Decree No. 905/2002	39,259
Section 24 of Decree No. 905/2002	36,434

Total	831,486

% of total deposits	10.74%

% of deposits eligible for swap	31.20%

The Bank swapped the following holdings for the mentioned bonds subscription:

•	Argentine Federal Government 9% Bonds for a technical value (without the CER) of 318,640.

•	Federal Government secured loans for an average booking amount of 304,702.

•	The Bank estimate to swap Secured Bonds for the difference (208,144), once the corresponding regulations have been issued.

Swap II

The Bank received the following options from depositors (capital):

Amount in thousands of pesos
Federal Government Bonds in US dollars maturing in 2013	204,138
Federal Government Bonds in US dollars maturing in 2006	176
Certificate of deposit T-bills in pesos	1,879

Total	206,193

% of deposits eligible for swap	16.93%

At the date of issuance of these financial statements, the process of subscription and delivery of the mentioned bonds is pending implementation by the Government.

Additionally, during 2002, the Bank reimbursed in cash 206,030 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, were for deposits up to pesos 10,000 plus CER.

Advanced repayment:

The Bank had received applications for the advanced repayment of rescheduled deposits under the terms of Decree 739/2003 for 608,176 which were repaid in cash and in time deposits adjusted to 90 and 120 days since April, 2003. At the date of issuance of these financial statements a significant portion of the deposits that fell due during the period had been roll over. At September 30, 2003, the Bank records rescheduled deposits CEDROS for 666.829 (including interest and adjustments).

1.2.6 Deferred Tax

As of September 30, 2003, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset of 185,497.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors and its legal counsel have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. The Entity is analyzing the measures to be adopted; however, it recorded an allowance for 100% of the remaining balance of this asset in October 2003.

1.2.7. Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) will be able to be amortized in 60 monthly installments as from April 2003.

As of September 30, 2003, BF records 895,586 under Intangible Assets (less accumulated amortization for 86,080).

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the B.C.R.A. and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has to apply the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of September 30, 2003, the net value of this asset amounts to 141,059, net of allowances for 61,728, which had been recorded under Other Receivables.

At the date of issuance of these financial statements the National Congress has enacted a law contemplating that compensation, being pending its regulation.

III) Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates -except for the remaining portfolio of rescheduled deposits (Cedros) which is restated according to the CER index plus 2% p.a. This situation becomes more evident as the volume of rescheduled deposits declines, whether because of payment following court orders or because of releases and settlement of Cedros established by law. See Notes 1.1.6. and 1.1.7.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%. See 1.1.8.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts through to the end of the current year.

In the opinion of the Bank’s management and its legal counsel, it is highly probable that the Government will seek to compensate banks for the damage to their equity. At the date of issuance of these financial statements it is not possible to determine the final outcome of these matters, and the statements do not therefore include any adjustment that could derive from the resolution of these uncertainties.

1.2.8. Advances requested from the BCRA, financing received from BBVA, and corporate bonds

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as September 30, 2003, amount to 1,826,315, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered to the cancellation procedure related to such assistance as described in note 1.1.8 through several presentations to the BCRA and the URSF. As a result, the Bank estimates to repay the assistance received from the BCRA in up to 120 monthly installments as from March, 2004,giving in guarantee of such assistance national secured loans as established by the B.C.R.A. in its letter dated October 16, 2003. At the date of issue of these financial statements, the Entity is concluding the preparation of the payment schedule and the transformation and reorganization plan to strengthen its efficiency and viability.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

•	In April 2002, the Bank received assistance from BBVA in the amount of USD 159.316, from which USD 79,316 plus its accrued interests were capitalized as of December 31, 2002 (note 2.3), in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

•	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA for USD 55 million (note 2.2).

•	In July 2002, the Bank entered into repurchase agreements with BBVA for an amount of USD 102.9 million, which remain in force at the date of the issuance of these financial statements.

In addition, BF agreed upon the refinancing of simple corporate bonds for the amount of US$ 150 million maturing on October 31, 2002, through the issuance of a new bond. Such refinancing included the interest payment and of a 5% of the capital as of October 31, 2002 and the payment of a 5.26% of the capital of the new bond to 180 days and the rest in a year (maturity October 31, 2003).

BBVA, who holds 13.33% of those corporate bonds, assisted and will assist BF as of the date of maturity of each principal installment, including the first payment made on October 31, 2002, to the extent of the amounts repayable by BF to BBVA in such respect.

BBVA Banco Francés S.A. has made payment of interest on Corporate Bonds (CB) under series 14 through to November 7, 2003. (see note 11.1.).

BBVA Banco Francés S.A. and the holders of CB decided to extend the term for payment of principal on those securities under series 14 until November 30, 2003, in order to continue with the negotiations under way and to restructure that series of Negotiable Obligations. Furthermore, BBVA Banco Francés S.A. informed the holders of CB under series 14 that, in spite of the extension agreed, the negotiation process is expected to be concluded shortly, if possible before November 19, 2003

1.2.9. Technical Regulations

During 2001, BCRA Communication “A” 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before. Subsequently, the BCRA issued Communication “A” 3597 as supplemented, which established the System for Minimum Application of Resources from on-demand and term obligation in pesos, which was repealed by Communication “A” 4032 of the B.C.R.A. as from November 1, 2003.

By the BCRA Resolution 36/2003 dated January 30, 2003, the Bank was authorized to reduce the minimum cash requirement in pesos for and up to the amount of the excess of the Minimum Application of Resources, originated in facilities granted by the BCRA in due time.

The Bank has requested the BCRA a) the November 2001 to February 2002 position compensation with regard to the minimum liquidity requirements in pesos with foreign currency, and b) the minimum cash position compensation in pesos between March and September 2002. Such request should be reformulated within the framework of the presentation of the regularization and strengthening plan established by Resolution 354/2003 of the B.C.R.A.

On March 7, 2003, the BCRA issued Communication “A” 3889, effective May 1, 2003, establishing that the absolute value of the global position in foreign currency should not exceed 30% of the adjusted stockholders’ equity for the previous month. To comply with these limits, on May 15, 2002, the Bank submitted its proposed schedule for adaptation to the regulation, which is currently pending approval by the BCRA.

By means of the abovementioned Resolution 354/2003, the B.C.R.A. requested the mentioned facilities to be restructured and their presentation for joint evaluation with the regularization and strengthening plan, reformulation of which is required by that resolution.

The Entity has submitted to the BCRA the monthly technical ratios required by that control authority. On the basis of the individual statements the ratios for minimum capital, spreading of credit risk, immobilized assets and the global foreign currency position record a shortfall in compliance. Although these shortfalls do not at present give rise to non-compliance with BCRA rules, the Bank is evaluating the measures needed to regularize this situation by the date on which these regulations come into force under the terms of the reply to the strengthening plan required by BCRA Resolution 354/2003.

1.2.10. Future evolution of the economical situation and its effect on the Bank

The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the liquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.4.) and coverage of the foreign currency position. Swap of rescheduled deposits for federal government bonds (Note 1.1.6.) allowed depositors to choose to take such bonds in exchange for their deposits and depositors have been authorized to request the early repayment of these deposits. In addition, the BCRA has issued regulations on the procedures to be followed by financial entities to confirm their participation in the system for the settlement of advances and rediscounts. (Note 1.1.8.).

As from the third quarter of 2002, and with greater intensity in year 2003, economic variables have begun to evolve favorably for the financial sector in general and for the Bank in particular. The most significant events have included:

•	An increase in the primary Treasury surplus, the reaching of a longt-term agreement with the International Monetary Fund (fiscal targets for the first semester of 2003 agreed with the international agency have been met) and, the beginning of negotiations to restructure the sovereign debt.

•	Decline and subsequent stabilization in the exchange rate, as a result of a considerable trade surplus.

•	Wholesale and retail inflation rates have continued to slow, within a calmer financial context. Recent estimates indicate that retail inflation for 2003 will be lower than 4%.

•	There has been growth in deposits in the financial system, in spite of the financial “corralón” opened, during April and May, 2003.

In the particular case of BF, it can be seen that:

•	it has increased its deposit portfolio and the volume of its transactions,

•	it has complied with minimum cash requirements for over one year,

•	it has offered the early return of all Cedros arising from deposits in pesos, and it has settled its repurchase agreement transaction with the BCRA in the amount of 19,469.

•	it has completed the advanced repayment of Cedros for 608,176, having paid 318.023 in cash, set up 110,920 in 90-day time deposits and 179,233 in 120-day deposits.

Except for events outside its control, the Board of Directors expects the balance achieved will be maintained. The BCRA and the Bank are monitoring on a constant basis the results of the actions taken by the Bank with the aim of strengthening its financial position.

Nevertheless, at the date of presentation of these financial statements structural problems remain in the Argentine economy and the Argentine financial system that are pending solution. These include the conclusion of the process of compensation for banks, the reconstruction of the financial system, the negotiations of public debt with foreign creditors, negotiations with privatized utility companies and the completion of the debt restructuring process by companies in the private sector.

The Board of Directors is optimistic regarding the future development of operations, especially if the State were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate the financial system for the financial and economic loss for banks resulting from the application of the CVS instead of the CER, as well as compensating for the mismatching between assets and liabilities that are restated according to indexes and assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of September 30, 2003 were recorded in accordance with the regulations of the BCRA and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of these financial statements. Thus, it has not been possible to foresee the future evolution of these variables and their potential effect on the Bank.

2. CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1. Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 231-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of September 30, 2003.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2. Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank’s Board of Directors at their meeting held on May 13, 2002, and the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out, without giving rise to any significant result.

2.3. Capital increase

At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank’s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

The Bank’s Board of Directors, at this meeting of December 5, 2002, decided on the following issues, among others, the value of subordinated corporate bonds to capitalize USD 58.10 per USD 100 nominal value, based on valuation reports made by independent third parties.

On December 31, 2002, was decided to declare the capital increase closed, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated.

Changes in the Bank’s capital stock during the last 4 fiscal years are as follows:

Total (in thousands)
Capital Stock as of December 31, 1998:	186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.4. Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA’s Board of Directors and by the Cayman Islands Monetary Authority dated May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank has made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands has authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

2.5. PSA Finance Argentina Compañía Financiera:

On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The corporate purpose of PSA is the granting of credits in the retail market for the acquisition of new and used cars offered through Peugeot Argentina S.A.’s official dealer network. The company started operations in March 2002.

2.6. Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial entity.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1. RESTATEMENT OF THE FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the INDEC.

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2. COMPARATIVE INFORMATION

As required by the regulations of the BCRA, the financial statements for the nine-month period ended on September 30, 2003 are presented in comparative form with those for the same period of the previous year. To that end, the financial statements for the period ended on September 30, 2002 were restated into currency units of February 28, 2003 through the application of the adjustment coefficient derived from the internal wholesale price index published by the National Institute of Statistics and Census (I.N.D.E.C.).

3.3. VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2003 and 2002, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each year. The exchange differences were charged to income (loss) for the period.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation for the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of September 30, 2003 and 2002, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at nominal residual value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a).

•	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of September 30, 2003 and 2002. Differences in listed prices were credited/charged to income for the nine month periods then ended.

•	Unlisted government securities: at September 30, 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value) by (59,393), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

As of September 30, 2002, they were valued at their nominal residual value plus income accrued through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of September 30, 2003 and 2002. Differences in listed prices were credited/charged to income for the nine month periods then ended.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2003 these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value amounted to 427.254 and was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period. The balancing account was charged to income (loss) for the period.

As of September 30, 2002, they were stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through period end, translated into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted to the CER.

As set forth Communication “A” 3366 and “A” 3385 of the BCRA, the initial value of guaranteed loans matched the previous book value of federal government bonds and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account.

Provincial Governments secured loans and other Government loans

As of September 30, 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value) by (54,273), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

As of September 30, 2002, they were valued at their nominal residual value plus income accrued through the end of the period.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As mentioned in Note 1.1.1, as of September 30, 2003 and 2002, receivables and payables have been adjusted to the CER as follows:

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2003 and 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on September 30, 2003 and 2002 was applied.

As of September 30, 2002, Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

The Bank has not accrued the CVS coefficient on its books because so far the BCRA has not regulated its application.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the BCRA (see note 1.2.4.).

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of September 30, 2003 and 2002 , they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each period.

•	Of securities:

•	Holding in investment accounts (government securities): they were valued based on the criterion described in note 3.3.b.). At September 30, 2003 the Bank entered into reverse repurchase agreements with BBVA with Argentine Republic External Bills amounting to 553,090 originally maturing in October 2003, which had been roll over by the date of these financial statements.

•	Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 3.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2003 and 2002.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of September 30, 2003 and 2002.

j)	Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of September 30, 2003 and 2002, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 3.3.a.).

k)	Assets subject to financing leasing:

As of September 30, 2003 and 2002, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

l)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each period.

•	Banco Francés (Cayman) Ltd: was valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

•	Assets and liabilities were converted based on the criterion described in 3.3.a.).

•	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank

•	Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

•	Income (loss) for the period was determined by the difference between unappropiated earnings at beginning and period end, and was allocated to “Income (loss) from long-term investments”.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each period.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Seguros S.A.: were valued by the equity method at the end of each period.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

m)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

n)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o)	Employee termination pay:

The Bank expenses employee termination pay disbursed.

p)	Income tax:

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is lived on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

As of September 30, 2003 and 2002, the Bank has estimated the existence of a net operating loss in the income tax and has activated under the “Other receivables – Tax prepayments” account a credit for tax on minimum presumed income for the amount of 59,634 and 19,771, respectively. In addition, as a consequence of the application of the deferred tax method as of September 30, 2003 and 2002, the Bank has registered under the “Other receivables” account a net deferred asset of 185,497 and 65,521 respectively (see note 1.2.6).

At September 30, 2003 and 2002 net deferred assets was made up as follows:

	2003	2002
Tax loss carryforwards	—	—
Deferred tax assets	404,263	124,585
Deferred tax liabilities	(218,766)	(59,064)

Net deferred assets	185,497	65,521

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present. Furthermore, the judgement for fiscal 1993 will be appealed before the National Court of Appeals, after making payment of tax and penalties, within applicable terms. The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

q)	Allowance for other contingencies:

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 3.1, except for the “Capital Stock” and “Non capitalized contributions’ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•	Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

•	The effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

t)	Result per share:

At September 30, 2003 and 2002 the Bank calculates the net result per share on the basis of 368,128,432 and 209,631,892 ordinary shares, respectively, of $ 1 par value each. The net result for the periods ended on those dates is as follows:

	2003	2002
Net loss for the period	196,123	984,425
Net loss per share for the period	$0.53	$4.70

4. DIFFERENCES BETWEEN BCRA STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19 and 20 incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years. Furthermore, by General Resolution No. 434, the National Securities Commission (C.N.V.) adopted, with certain amendments, Technical Pronouncements Nos. 16 to 20 based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

The financial statements at September 30, 2002, presented for comparative purposes, were restated following the same criterion.

In accordance with Resolution MD 10/2003 of the C.P.C.E.C.A.B.A., the professional accounting standards continue to adopt this method. The changes in the internal wholesale price index (IPIM) between March 1, 2003 and September 30, 2003, amounted to 2.14% (negative). The effect of failing to apply this method to these financial statements has not been quantified by the Bank.

II. Valuation criteria

Valuation of assets with the non-financial public sector

At the date of approval of these financial statements, the level of operations on the market before the crisis of late 2001 had not yet been reached.

a) Secured loans

As detailed in Note 1.2.3, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a nominal value of US$ 3,291,795 thousands for Secured Loans. At September 30, 2003 and 2002, those loans are recorded under “Loans – to the Public Sector” amounting to 5,662,351 and 5,894,352, respectively, in accordance with the criterion described in Note 3.3.c. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at September 30, 2003 and 2002 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Compensation receivable under sections 28 and 29 of Decree No. 905/2002 of the National Executive Branch

At September 30, 2003 and 2002, the Bank and its subsidiaries hold government securities received and receivable generated by the compensation established by sections 28 and 29 of Decree No. 905/2002 of the National Executive Branch (see Notes 3.3.b. and 3.3.j.) amounting to 1,349,497 and 2,333,069, respectively, under “Government securities – holdings in investment accounts” and “Other receivables from financial transactions – Others not covered in debtor classification regulations”, respectively.

c) Government securities held in investment accounts

At September 30, 2003 and 2002, the Entity recorded Argentine Republic External Bills amounting to 640,909 and 666,714 under “Government Securities – holdings in investment accounts” and “Other receivables from financial transactions – Instruments to be received from spot and forward purchases”, respectively.

In accordance with professional accounting standards in force in the Buenos Aires City, the assets mentioned in paragraphs b) and c) above must be valued at their current value. As disclosed in the first paragraph, the known market value of those assets might not represent the value at which they could be realized.

d) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.2.7., at September 30, 2003, the Bank recorded assets amounting to 809,506 under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts (originally recorded under “Other Receivables – Miscellaneous Debtors”) should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III. Disclosure aspects

a) Comparative financial statements

The new professional accounting standards incorporate the obligation to disclose certain information in the basic financial statements or as complementary information, which has not been included in these financial statements. Those standards require disclosure of figures in the balance sheet at September 30, 2003 in comparative form with those for the immediately preceding full year (in this case, December 31, 2002). As mentioned in Note 3.2., the regulations of the BCRA require comparative disclosure with the balance sheet for the same period of the previous year.

b) Unrealized valuation difference

As mentioned in Note 1.2.2, at September 30, 2002 the Bank recognized 468,910 under “Unrealized valuation difference” in the shareholders’ equity corresponding to the portion of compensation received under sections 28 and 29 of Decree No. 905/02 of the National Executive Branch, equivalent to the recognition of 40% on the net position in foreign currency at December 31, 2001. In accordance with the professional accounting standards in force in the Buenos Aires City, at September 30, 2002 that amount should have been appropriated to the results of that period.

5. BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of September 30, 2003 and 2002, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		2003	2002
–	OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS Other receivables not covered by debtor classification regulations

	Financial Trust participation certificates	79,651	107,160
	Compensation to be received from Federal Government	247,576	739,173
	Other	82	7,852

	Total	327,309	854,185

–	OTHER RECEIVABLES

	Prepayments	8,737	2,282
	Balances from losses to be recovered	429	1,960
	Guarantee deposits	17,102	16,908
	Miscellaneous receivables (1) (2)	260,963	607,979
	Tax prepayments (3)	255,897	100,991
	Other	1,373	2,090

	Total	544,501	732,210

(1)	As of September 30, 2003, it includes the return differential of the CER index with respect to the CVS, which amounts to 202,787 (see note 1.2.7.II).
(2)	As of September 30, 2002 it includes the exchange differences paid for constitutional protection actions, which amounts to 552,464
(3)	Includes the deferred tax asset for 185,497 and 65,521 as of September 30, 2003 and 2002, respectively (see note 1.2.6)

		2003	2002
–	OTHER LIABILITIES

	Accrued salaries and payroll taxes	23,395	18,557
	Accrued taxes	23,641	9,982
	Miscellaneous payables (1)	43,586	1,472,238
	Other	5,943	5,335

	Total	96,565	1,506,112

(1)	As of September 30, 2002, includes 1,428,070, for the capital contribution to Banco Francés (Cayman) Ltd. (note 2.4.).

–	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

	Items in safekeeping	22,885,300	23,035,599
	Collections items	359,602	574,632
	Checks drawn on the Bank pending clearing	95,629	75,706
	Other	9,640	7,078

	Total	23,350,171	23,693,015

–	FINANCIAL EXPENSES

	Gold and foreign currency exchange difference	51,595	—
	Contribution to deposit guarantee fund	17,320	25,017
	Turnover tax	2,953	12,670
	Valuation adjustment, loans to the public non-financial sector Communication “A” 3911 (note 3.3.c)	427,254	—
	Loan impairment loss	—	173,511
	Other	5,529	23,604

	Total	504,651	234,802

–	SERVICE CHARGE INCOME

	Safe deposit box rental	4,321	4,537
	Commissions on capital markets transactions	3,463	104
	Commissions on payroll payments	1,562	1,427
	Commissions on trust administration	2,524	1,879
	Commissions on insurance sales	7,313	5,934
	Commissions on loans and guarantees	3,300	8,488
	Other	14,525	27,512

	Total	37,008	49,881

		2003	2002
–	OPERATING EXPENSES - OTHER OPERATING EXPENSES

	Rent	21,941	15,198
	Depreciations of bank premises and equipment	37,087	26,891
	Amortizations of organization and development expenses	41,803	50,047
	Electric power and communications	13,183	20,312
	Maintenance, conservation and repair expenses	14,483	17,425
	Security services	9,708	15,347
	Other	9,074	11,850

	Total	147,279	157,070

–	OTHER EXPENSE

	Loss from sale or impairment of fixed assets and other assets	5,760	14,627
	Amortization of goodwill	8,268	59,309
	Depreciation of other assets	1,421	1,278
	Amortization of differences on court rulings	86,080	—
	Uninsured losses	487	2,481
	Other	17,554	22,029

	Total	119,570	99,724

6. RESTRICTIONS ON ASSETS

As of September 30, 2003, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 375,752 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 65,237 in guaranteed loans – decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,138 is allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 3,313,275 in guaranteed loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.2.8).

e)	The “Loans to the non financial private sector and residents abroad” account includes 345,464 in syndicated loans provided as security for the assistance received from BBVA (note 1.2.8).

7. CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion“, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (SECC. 33 OF LAW No. 19,550)

The balances as of September 30, 2003 and 2002, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet
	Assets		Liabilities		Memorandum Accounts (1)
Company	2003	2002	2003	2002	2003	2002
BBVA	584,317	747,665	544,654	593,588	5,560	5,732
Francés Valores Sociedad de Bolsa S.A.	5,309	—	2,379	1,713	1,054	13
Banco Francés (Cayman) Limited	—	—	282,377	1,816,816	—	37,335
Consolidar A.R.T. S.A.	32	—	11,379	40,846	117,906	108,784
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	431	478	3,876	8,313	55,426	87,000
Consolidar Cía. De Seguros de Retiro S.A.	20,215	11	255,648	152,037	821,287	691,227
Consolidar Cía. De Seguros de Vida S.A.	6	6	2,308	4,080	172,717	308,799
Credilogros Compañía Financiera S.A.	16,168	41,536	488	3,832	—	—
Atuel Fideicomisos S.A.	—	—	1,035	3,928	—	—
BBVA Seguros S.A.	61	—	1,168	19	18,537	—
Consolidar Comercializadora S.A.	—	—	63	46	950	1,274
PSA Finance Cía Financiera Argentina S.A.	1,083	—	6,136	—	4,999	—
Rombo Cía. Financiera S.A.	182	128	208	2,729	—	—
Francés Administradora de Inversiones S.A.	—	—	5,893	5,862	2,032	—
Inversora Otar S.A.	2,249	1,406	236	303	271,567	—

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9. BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

9.1. Bank deposits guarantee insurance system

Law No. 24,485, published on April 18, 1995, and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

Such Law provided for the organization of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree No. 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the “Libretón” product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after September 1998, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communication “A” 2399 issued on December 15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement.

By Communication “A” 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

Decree No. 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree No. 540/95, increasing such amount to thirty thousand, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit. The BCRA may decide at any time and in general terms the amendment of such guarantee system cover amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

On January 21, 2000, the BCRA established by Communication “A” 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. On February 8, 2000, the Bank executed the abovementioned loan agreement, recording such financing under the “Other Receivables from Financial Transactions” account, in accordance with BCRA regulations. This operation expired and was repaid in august, 2003.

According to Communication “A” 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated. However, effective loans agreed prior to that date will remain effective until their cancellation.

Finally, on November 9, 2001, through Communication “A” 3358, the BCRA decided to reestablish the ordinary contribution to the deposit guarantee fund at 0,03% as from the date upon which the contributions for December 2001 are made.

9.2. Bank Liquidity Fund (FLB)

On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof, and will be set by financial institutions by subscribing Class A Certificates of Participation and by the Federal Government by subscribing Class B Certificates of Participation.

As of December 31, 2001, the Bank contributed in USD 54,436 thousands to the FLB. During April 2002, the contribution was reimbursed to the bank, after its switch into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar.

10. TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2003, total estimated corpus assets amount to 30,341 and it is recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2. Non Financial Trust

BF acts as trustee in 63 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 6,378 million and are of different kinds, because even though the majority of them consist of cash or creditors’ rights, BF is also trustee of real estate and shares.

11. CORPORATE BONDS

11.1. Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

During the 2002 fiscal year, the Bank has received the capitalization of subordinate corporate bonds for a nominal value of USD 130 million (note 2.3.) and has refinanced corporate bonds for a nominal value of USD 142.5 million (note 1.2.8).

The following chart reflects corporate bonds in force as of September 30, 2003:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	58,220	03/31/2005	(3)

USD 1,000,000,000	10/31/2002	Non-subordinated	142,500,000	USD	100%	(2)	Quarterly	395,502	10/31/2003	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 265 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	These bonds original expiration date was as of October 31, 2002 for a total amount of USD 150,000,000. They have been refinanced, including the interest payment and a 5% of capital as of October 31, 2002, the payment of a 5.26% of capital of a new bond in 180 days, while the remaining capital will be paid in a year (see also note 1.2.8. related to extension of principal upon maturity).

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

11.2. Corporate bonds issued by Corp Banca (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 12), as of September 30, 2003, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of September 30, 2003, the book value of such bonds amounts to 18,407, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER (see note 12).

12. FUNDING OF THE FFAEFS

12.1.	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called “Bank Reform Loan 3926-AR” plus 1% p.a.

The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned. In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

On July 22, 1997, the ex-BCA Regular Stockholders’ Meeting approved issuing subordinated corporate bonds in the amount of US$ 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders’ Meeting. To date, the mentioned corporate bonds were not issued.

As of September 30, 2003, the book value of such financing amounts to 92,207, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER, and they are included in the account “Financing received from local Financial Institutions”, under “Other liabilities from Financial Transactions”.

12.2.	On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 11.2).

As of September 30, 2003, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos.

By means of a note dated June 9, 2003 the Ministry of Economy and Production, through the Management Committee of the Trust for the Reconstruction of Companies, determined that only 50% of the mentioned loans should be converted into pesos, with the remaining balance being kept in its original currency.

The Bank has asked to be granted a review with staying powers of the grounds invoked by the mentioned Committee, which has been granted to it. Nevertheless, the Board of Directors and its legal counsel consider that the effects such measure might have on the financial statements would not be significant.

If this liability were reconverted into dollars, the corresponding effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 1.1.4.

13. COMPLIANCE WITH CNV REQUIREMENTS

13.1. Compliance with the requirements to act as agent in the over-the-counter market

As of September 30, 2003, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2. Mutual Fund custodian

As of September 30, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, and options in custody in the amount of 235,541, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of September 30, 2002, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Penta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, index, options and government securities in custody in the amount of 47,124, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

14. CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

The Argentine Bank Employees’ Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

On December 19, 1997, the Administrator of the Argentine Bank Employees’ Health Plan (OSBA) sent to the former-BFRP and the former-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

In the opinion of the Bank’s Management, OSBA’s request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in the opinion of the Bank’s Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank received service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court’s judgment. In the opinion of the Board of Directors, the plaintiff has no right of action and the claim is illegitimate and inappropriate.

This ruling was appealed by the plaintiff and the Court of Appeals confirmed in its entirety the judgement rejecting the claim brought against the Bank. The plaintiff filed an extraordinary appeal that was rejected by the Court and, subsequently, the plaintiff brought a reconsideration for the dismissal before the Supreme Court of Justice, which was rejected by that Court, thus establishing final judgement that fully rejected the claim filed.

15. RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

16. PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17. ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This financial statements are presented on the basis of the standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Series	Identification	Market value	Book balance as of 2003	Book balance as of 2002	Position Without Options	Final position
GOVERNMENT SECURITIES

Holdings in investment accounts

Local
In pesos
Treasury bills	90	ARLE901=BA		61,556		61,556	61,556

Subtotal in pesos				61,556	57,028	61,556	61,556

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		87,819	—	640,909	640,909
Federal Government Bonds in US dollar Libor 2012				375,752	—	375,493	375,493

Subtotal in foreign currency				463,571	1,606,800	1,016,402	1,016,402

Subtotal in Holdings in investment accounts				525,127	1,663,828	1,077,958	1,077,958

Holdings for trading or financial transactions

Local

In pesos
Treasury Bills	90	ARLE901=BA	549	549		549	549
BCRA Bills (LEBAC)			91,221	91,221		91,948	91,948
Other			346	346		286	286

Subtotal in pesos				92,116	878	92,783	92,783

In foreign currency
Federal Government Bonds in US dollar Libor 2012			259	259		259	259
Other			217	217		208	208

Subtotal in foreign currency				476	692	467	467

Foreign

Other				—		(416)	(416)

Subtotal in foreign				—	—	(416)	(416)

Subtotal in Holdings for trading or financial transactions				92,592	1,570	92,834	92,834

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Series	Identification	Market value	Book Balance as of 2003	Book Balance as of 2002	Position without options	Final Position
Unlisted government securities

Local

In pesos
Tax credit certificates due in 2003/2006				87,998		87,998	87,998
Tucuman Provincial Treasury Bonds		ARTUCU13=BA		47,417		47,417	47,417
Province of Buenos Aires T-bills				1,419		1,419	1,419
Guaranteed Bonds due 2018				661,499		661,499	661,499
Other				295		295	295

Subtotal in pesos				798,628	570,773	798,628	798,628

Subtotal Unlisted government securities				798,628	570,773	798,628	798,628

TOTAL GOVERNMENT SECURITIES				1,416,347	2,236,171	1,969,420	1,969,420

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local

In foreign currency
Metrogas 2003 Corporate Bonds				14	14	14	14

Subtotal in foreign currency				14	37	14	14

Subtotal Other debt instruments				14	37	14	14

Other Equity instruments

Local

In pesos

Subtotal in pesos				—	246	—	—

Foreign
Other				6		—	—

Subtotal in foreign				6	—	—	—

Subtotal Equity instruments				6	246	—	—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				20	283	14	14

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,416,367	2,236,454	1,969,434	1,969,434

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2003	2002
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,463,554	5,392,098
Other collaterals and counter guaranty “B”	13,893	18,666
Without senior security or counter guaranty	692,487	1,103,207

In potential risk
In observation

Preferred collaterals and counter guaranty “A”	4,424	3,414
Other collaterals and counter guaranty “B”	16,236	14,981
Without senior security or counter guaranty	304,188	1,344,096

Nonperforming

Preferred collaterals and counter guaranty “A”	—	36
Other collaterals and counter guaranty “B”	2,508	2,781
Without senior security or counter guaranty	222,493	688,180

With high risk of uncollectibility

Preferred collaterals and counter guaranty “A”	—	913
Other collaterals and counter guaranty “B”	254	7,534
Without senior security or counter guaranty	650,293	68,236

Uncollectible

Preferred collaterals and counter guaranty “A”	38	506
Other collaterals and counter guaranty “B”	6,247	44,887
Without senior security or counter guaranty	5,244	193,599

Total	6,381,859	8,883,134

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2003	2002
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	2,416	1,592
Other collaterals and counter guaranty “B”	369,588	466,459
Without senior security or counter guaranty	410,262	465,664

Inadequate performance

Other collaterals and counter guaranty “B”	3,522	13,674
Without senior security or counter guaranty	3,723	16,305

Deficient performance

Other collaterals and counter guaranty “B”	2,815	4,928
Without senior security or counter guaranty	6,603	17,678

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	1	97
Other collaterals and counter guaranty “B”	1,973	21,083
Without senior security or counter guaranty	6,727	71,424

Uncollectible

Preferred collaterals and counter guaranty “A”	134	59
Other collaterals and counter guaranty “B”	25,591	22,550
Without senior security or counter guaranty	22,473	40,828

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	152	22
Without senior security or counter guaranty	443	550

Total	856,423	1,142,913

General Total (1)	7,238,282	10,026,047

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	2003		2002
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,914,641	67.90%	5,582,976	55.68%
50 next largest clients	1,185,437	16.38%	2,349,501	23.43%
100 following clients	317,959	4.39%	619,106	6.17%
Remaining clients	820,245	11.33%	1,474,464	14.72%

Total (1)	7,238,282	100.00%	10,026,047	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	6,575	5,860	8,641	17,033	266,014	4,128,542	4,432,665
Financial sector	—	34,975	301	302	610	1,246	4,804	42,238
Non financial private sector and residents abroad	796,492	1,036,480	111,608	46,928	71,907	270,806	429,158	2,763,379

TOTAL	796,492	1,078,030	117,769	55,871	89,550	538,066	4,562,504	7,238,282

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

									Information about the issuer
Concept		Shares					Amount		Main business	Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	2003	2002		Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	Financial institutions, supplementary and authorized
	Controlled
	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common		$500	1	3,199	8,249	5,759	Stockholder	09/30/03	1,600	8,251	2,153
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common		$1	1	1,899,600	128,401	111,012	Pensions fund manager	09/30/03	3,525	240,127	4,386
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common		$10	1	197,875	39,472	32,826	Insurance company	09/30/03	3,000	42,565	4,761
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common		$10	1	200,000	37,481	41,873	Insurance company	09/30/03	3,000	37,941	(2,594)
30704936016	Credilogros Compañía Financiera S.A.	Common		$1	1	39,700,000	27,073	46,363	Financial institution	09/30/03	57,100	38,934	(3,896)
	Other						508	1,354

	Foreign

17426001	Banco Francés (Cayman) Ltd.	Common	US$	1	—	305,506,745	1,315,041	1,345,645	Banking	09/30/03	239,529	730,015	399,040
	Other						3	—

		Subtotal controlled					1,556,228	1,584,832

	Noncontrolled

	Local

33707124909	• Rombo Cía. Financiera S.A.	Common		$1	1	8,000,000	11,746	12,708	Financial Institution	09/30/03	20,000	29,363	(1,026)
	• Other						7,529	6,275

	Foreign

	• Other						733	931

		Subtotal noncontrolled					20,008	19,914

		Total in financial institutions, supplementary and authorized					1,576,236	1,604,746

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	• Consolidar ART S.A.	Common		$1	1	375,000	15,424	12,200	Workers compensation	09/30/03	3,000	114,470	1,687

30500064230	• BBVA Seguros S.A.	Common		$1	1	550,332	4,222	4,140	Insurance	09/30/03	4,503	34,555	499
	• Other						203	509

	Foreign

17415001	• A.I.G. Latin American Fund						15,659	19,902	Investing	12/31/00	107,847	80,387	(27,459)
	• Other						46	57

		Subtotal noncontrolled					35,554	36,808

		Total in other companies					35,554	36,808

		Total investments in other companies					1,611,790	1,641,554

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Restated net book value at beginning of fiscal year	Additions in constant currency	Transfers in constant currency	Decreases in constant currency	Depreciation for the period in constant currency		Net book value at 2003	Net book value at 2002
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	373,671	3,218	194	5,541	50	10,689	360,853	381,245
Furniture and Facilities	36,537	2,009	—	522	10	6,043	31,981	39,784
Machinery and Equipment	44,984	5,154	—	4,337	5	20,213	25,588	58,685
Automobiles	545	663	—	207	5	142	859	607

Total	455,737	11,044	194	10,607		37,087	419,281	480,321

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	984
Rent assets	4,643	—	—	1,194	50	66	3,383	4,945
Assets acquired to secure loans	5,358	889	(3,534)	2,039	50	17	657	9,734
Stationery and office supplies	984	2,052	—	2,240	—	—	796	970
Other assets	101,607	—	3,340	12,640	50	1,338	90,969	111,650

Total	113,575	2,941	(194)	18,113		1,421	96,788	128,283

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Restated net book value at beginning of fiscal year	Additions in constant currency	Decreases in constant currency	Amortization for the period in constant currency		Net book value at 2003	Net book value at 2002
				Years of useful life	Amount
Goodwill	48,643	—	—	10	8,268	40,375	52,485

Organization and Development expenses (1)	72,586	29,183	6,199	1 & 5	41,803	53,767	145,184

Organization and development non-deductible expenses (2)	—	895,586	—		86,080	809,506	—

Total	121,229	924,769	6,199		136,151	903,648	197,669

(1)	This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.2.7.I.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2003		2002
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,029,217	13,59%	574,074	9,52%

50 next largest clients	935,091	12,35%	499,055	8,27%

100 following clients	481,024	6,35%	301,733	5,00%

Remaining clients	5,128,309	67,71%	4,656,662	77,21%

TOTAL	7,573,641	100.00%	6,031,524	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Term remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	6,102,379	607,890	243,402	147,717	268,295	203,958	7,573,641

Other liabilities from financial transactions

BCRA	18,654	18	28,506	171,036	382,725	1,567,343	2,168,282

Banks and International Institutions	516,663	16,888	23,008	20,812	7,100	7,897	592,368

Non-subordinated corporate bonds	395,502	—	—	—	—	—	395,502

Financing received from Argentine financial institutions	10,508	86,688	890	—	—	—	98,086

Other	325,291	—	—	—	—	—	325,291

TOTAL	1,266,618	103,594	52,404	191,848	389,825	1,575,240	3,579,529

Subordinated corporate bonds	—	9,738	—	—	66,889	—	76,627

TOTAL	7,368,997	721,222	295,806	339,565	725,009	1,779,198	11,229,797

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Decreases			Book value
Description	Restated book value at beginning of fiscal year	Increases in constant currency		Reversals in constant currency (6)	Applications in constant currency	Monetary gain generated on allowances	2003	2002
DEDUCTED FROM ASSETS

Loans
– Allowance for doubtful loans	835,462	61,731	(1)	72,657	451,070	(6,064)	367,402	1,072,130

Other receivables from financial transactions
– Allowance for doubtful receivables	102,205	32,101	(1)(5)	11,834	896	(796)	120,780	59,208

Assets subject to financial leasing
– Allowance for doubtful receivables	473	120	(1)	—	—	(4)	589	575

Investments in other companies
– For impairment value (3)	18,225	—		2,435	—	(131)	15,659	19,902

Other receivables
– Allowance for doubtful receivables	394,394	93,491	(2)	379,239	1,526	(2,917)	104,203	280,305

Total	1,350,759	187,443		466,165	453,492	(9,912)	608,633	1,432,120

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	309,120	—		218,127	—	(2,273)	88,720	147,010
– Other contingencies	166,298	319,796	(4)	—	78,336	(1,159)	406,599	49,683

Total	475,418	319,796		218,127	78,336	(3,432)	495,319	196,693

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Principally includes possible uncollectibility risks arising out of payments under protection actions booked in “Other Receivables” and the difference between adjustments indexes (CER vs. CVS) (note 1.2.7).
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2003.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.p).
(5)	Includes the charge on allowances on financial trusts, booked in “Financial Income – Net income from government and private securities”.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial expense - Gold and foreign currency exchange difference” account, as follow:

– Loans	(52,722)
– Other receivables from financial transactions	(11,834)
– Investments in other companies	(2,435)
– Other receivables	(4)

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	368,128,432	1	368,073	—	55	(1)	368,128	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Capital registered with the Public Registry of Commerce (note 2.3.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	2003									2002
		Total of period (per type of currency)
	Total of fiscal year	Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of period
ASSETS

Cash and due from banks	399,767	2,197	396,468	—	649	—	—	8	445	162,641
Government and private securities	464,067	—	464,067	—	—	—	—	—	—	1,607,529
Loans	757,684	125	757,559	—	—	—	—	—	—	1,229,552
Other receivables from financial transactions	1,047,158	—	1,047,158	—	—	—	—	—	—	1,721,309
Assets subject to financial leasing	94	—	94	—	—	—	—	—	—	129
Investments in other companies	1,331,482	—	1,331,482	—	—	—	—	—	—	1,366,535
Other receivables	29,502	—	29,502	—	—	—	—	—	—	40,561
Suspense items	58	—	58	—	—	—	—	—	—	57

TOTAL	4,029,812	2,322	4,026,388	—	649	—	—	8	445	6,128,313

LIABILITIES

Deposits	274,912	—	274,912	—	—	—	—	—	—	172,808
Other liabilities from financial transactions	1,515,300	2,878	1,511,700	—	612	—	—	5	105	2,355,604
Other liabilities	16,603	25	16,569	—	9	—	—	—	—	1,444,870
Subordinated corporate bonds	58,220	—	58,220	—	—	—	—	—	—	554,949
Suspense items	1,074	—	1,074	—	—	—	—	—	—	9,280

TOTAL	1,866,109	2,903	1,862,475	—	621	—	—	5	105	4,537,511

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	5,259,229	—	5,259,229	—	—	—	—	—	—	5,919,035
Control	7,182,096	10,495	7,170,074	—	—	—	—	—	1,527	16,864,666
For trust activities	—	—	—	—	—	—	—	—	—	—

TOTAL	12,441,325	10,495	12,429,303	—	—	—	—	—	1,527	22,783,701

Credit accounts (except contra credit accounts)
Contingent	391,084	—	391,084	—	—	—	—	—	—	1,182,589
Control	—	—	—	—	—	—	—	—	—	221

TOTAL	391,084	—	391,084	—	—	—	—	—	—	1,182,810

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES AS SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potencial risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Uncollectible, classified as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			2003	2002
1. Loans	19,639	—	—	—	—	—	—	—	19,639	46,627

- Overdraft	641	—	—	—	—	—	—	—	641	1,891

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	641	—	—	—	—	—	—	—	641	1,891

- Discounted Instruments	31	—	—	—	—	—	—	—	31	—

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	31	—	—	—	—	—	—	—	31	—

- Real Estate Mortgage and Collateral Loans	77	—	—	—	—	—	—	—	77	256

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	77	—	—	—	—	—	—	—	77	256
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

- Consumer	13	—	—	—	—	—	—	—	13	22

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	13	—	—	—	—	—	—	—	13	22

- Credit Cards	162	—	—	—	—	—	—	—	162	82

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	162	—	—	—	—	—	—	—	162	82

- Other	18,715	—	—	—	—	—	—	—	18,715	44,376

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	18,715	—	—	—	—	—	—	—	18,715	44,376

2. Other receivables from financial transactions	2,397	—	—	—	—	—	—	—	2,397	643

3. Assets subject to financial leasing and other	489	—	—	—	—	—	—	—	489	—

4. Contingent commitments	12,467	—	—	—	—	—	—	—	12,467	13,760

5. Investments in other companies and private securities	1,426,990	—	—	—	—	—	—	—	1,426,990	1,477,451

Total	1,461,982	—	—	—	—	—	—	—	1,461,982	1,538,481

Total Allowances	36	—	—	—	—	—	—	—	36	94

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

ASSETS	2003	2002
CASH AND DUE FROM BANKS
Cash	282,665	198,089
Due from banks and correspondents	1,584,378	703,766

	1,867,043	901,855

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	1,276,545	1,701,590
Holdings for trading or financial transactions	244,549	193,084
Unlisted Government Securities	800,002	574,918
Investments in listed private securities	103,372	58,027

Less: Allowances	24,311	30,739

	2,400,157	2,496,880

LOANS
To government sector (Exhibit 1)	6,810,559	7,765,461
To financial sector (Exhibit 1)	92,609	16,836
To non financial private sector and residents abroad (Exhibit 1)	1,900,754	3,135,824

Overdraft	111,341	201,921
Discounted instruments	153,218	281,115
Real estate mortgage	412,502	542,372
Collateral Loans	5,088	18,006
Consumer	97,863	231,367
Credit cards	157,635	137,784
Other	912,275	1,572,718
Interest and listed-price differences accrued and pending collection	51,369	152,435
Less: Unused collections	429	1,465
Less: Interest documented together with main obligation	108	429

Less: Allowances	561,468	1,385,487

	8,242,454	9,532,634

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	338,539	346,081
Amounts receivable for spot and forward sales pending settlement	54,836	25,258
Instruments to be received for spot and forward purchases pending settlement	614,585	772,627
Unlisted corporate bonds (Exhibit 1)	251,803	233,997
Other receivables not covered by debtor classification regulations	336,750	863,557
Other receivables covered by debtor classification regulations (Exhibit 1)	11,033	15,240
Interest accrued and pending collection not covered by debtor classification regulations	106,049	3,141
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	197	9,146
Less: Others unused collections	—	115

Less: Allowances	143,086	74,482

	1,570,706	2,194,450

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	17,542	20,784

Less: Allowances	713	593

	16,829	20,191

INVESTMENTS IN OTHER COMPANIES
In financial institutions	12,482	13,639
Other	48,615	47,646

Less: Allowances	15,659	19,902

	45,438	41,383

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	3,434	144
Other	632,090	807,799
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	25	—
Other accrued interest receivable	—	1

Less: Allowances	104,497	280,427

	531,052	527,517

PREMISES AND EQUIPMENT	455,607	519,776

OTHER ASSETS	96,788	129,151

INTANGIBLE ASSETS
Goodwill	40,375	52,485
Organization and development expenses	955,308	254,335

	995,683	306,820

SUSPENSE ITEMS	877	2,600

OTHER SUBSIDIARIES’ ASSETS (Note 5)	10,488	7,570

TOTAL ASSETS	16,233,122	16,680,827

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
LIABILITIES

DEPOSITS
Government sector	71,936	26,240
Financial sector	15,990	121,647
Non financial private sector and residents abroad	7,824,789	6,459,021

Checking accounts	1,899,882	1,179,999
Savings deposits	950,387	482,738
Time deposits	3,695,413	2,218,823
Investments accounts	13,645	—
Other	882,717	1,874,850
Interest and listed-price differences accrued payable	382,745	702,611

	7,912,715	6,606,908

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	2,168,282	1,964,776

Other	2,168,282	1,964,776
Banks and International Institutions	1,167,246	2,236,736
Non-subordinated corporate bonds	392,998	554,949
Amounts payable for spot and forward purchases pending settlement	379,727	430,980
Instruments to be delivered for spot and forward sales pending settlement	38,538	29,515
Financing received from Argentine financial institutions	63,830	70,551
Other	226,335	1,082,852
Interest and listed–price differences accrued payable	39,024	57,902

	4,475,980	6,428,261

OTHER LIABILITIES
Dividends payable	6	—
Fees payable	375	147
Other	154,052	148,205

	154,433	148,352

ALLOWANCES	562,770	208,853

SUBORDINATED CORPORATE BONDS	76,627	580,970

SUSPENSE ITEMS	2,588	10,932

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,045,283	957,076

TOTAL LIABILITIES	14,230,396	14,941,352

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	172,726	162,929

STOCKHOLDERS’ EQUITY	1,830,000	1,576,546

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,233,122	16,680,827

MEMORANDUM ACCOUNTS

	2003	2002
DEBIT ACCOUNTS

Contingent
– Guaranties received	5,088,243	6,215,731
– Contra contingent debit accounts	3,727,787	3,732,021

	8,816,030	9.947,752

Control
– Receivables classified as irrecoverable	771,097	531,858
– Other	24,701,125	24,333,377
– Contra control debit accounts	112,915	79,922

	25,585,137	24,945,157

For trustee activities
– Funds in trust	50,202	62,941

	50,202	62,941

TOTAL	34,451,369	34,955,850

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	191,073	153,144
– Guaranties provided to the BCRA	3,053,269	2,273,199
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	283,781	873,881
– Other guaranties given not covered by debtor classification regulations	—	1,717
– Other covered by debtor classification regulations (Exhibit 1)	199,664	430,080
– Contra contingent credit accounts	5,088,243	6,215,731

	8,816,030	9,947,752

Control
– Items to be credited	109,944	79,767
– Other	2,971	155
– Contra control credit accounts	25,472,222	24,865,235

	25,585,137	24,945,157

For trustee activities
– Contra credit accounts for trustee activities	50,202	62,941

	50,202	62,941

TOTAL	34,451,369	34,955,850

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	2003	2002
FINANCIAL INCOME

Interest on cash and due from banks	7,230	5,337
Interest on loans to the financial sector	6,200	4,613
Interest on overdraft	23,403	160,010
Interest on discounted instruments	11,620	57,631
Interest on real estate mortgage	36,563	76,890
Interest on collateral loans	540	3,283
Interest on credit card loans	28,644	50,422
Interest on other loans	94,275	318,714
Interest from other receivables from financial transactions	5,555	21,323
Income from guaranteed loans - Decree 1387/01	717,811	1,761,619
Net income from government and private securities	166,116	84,397
Indexation by CER	127,758	1,350,008
Other	437,566	883,564

	1,663,281	4,777,811

FINANCIAL EXPENSE

Interest on checking accounts	13,459	233,357
Interest on savings deposits	3,012	6,260
Interest on time deposits	352,128	388,337
Interest on financing to the financial sector	278	848
Interest from other liabilities from financial transactions	72,342	125,930
Other interest	108,673	644,544
Indexation by CER	61,104	1,280,150
Other	1,000,324	1,273,297

	1,611,320	3,952,723

GROSS INTERMEDIATION MARGIN – GAIN	51,961	825,088

ALLOWANCES FOR LOAN LOSSES	85,672	701,010

SERVICE CHARGE INCOME

Related to lending transactions	42,006	78,400
Related to liability transactions	93,289	126,159
Other commissions	155,556	184,183
Other	38,709	53,153

	329,560	441,895

SERVICE CHARGE EXPENSE

Commissions	23,792	27,464
Other	9,125	19,988

	32,917	47,452

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2003	2002
MONETARY GAIN/(LOSS) ON FINANCIAL INTERMEDIATION	2,620	(89,858)

OPERATING EXPENSES
Payroll expenses	231,361	315,839
Fees to Bank Directors and Statutory Auditors	321	598
Other professional fees	20,756	16,753
Advertising and publicity	13,014	14,984
Taxes	19,123	23,674
Other operating expenses	175,305	191,735
Other	37,023	45,682

	496,903	609,265

MONETARY LOSS ON OPERATING EXPENSES	(2,326)	(108,999)

NET (LOSS) FROM FINANACIAL TRANSACTIONS	(233,677)	(289,601)

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(6,588)	44,761

OTHER INCOME
Income from long-term investments	4,881	177,840
Punitive interests	2,714	5,521
Loans recovered and reversals of allowances	747,972	28,386
Other	274,216	179,494

	1,029,783	391,241

OTHER EXPENSE
Punitive interests and charges paid to BCRA	172	2,611
Charge for uncollectibility of other receivables and other allowances	460,755	582,885
Other	337,137	115,828

	798,064	701,324

MONETARY (LOSS) / GAIN ON OTHER OPERATIONS	(1,385)	(408,229)

NET (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	(9,931)	(963,152)

INCOME TAX	186,192	21,273

NET (LOSS) FOR THE PERIOD	(196,123)	(984,425)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
CHANGES IN CASH FLOWS

Cash and due from banks at beginning of fiscal year	1,050,635	1,899,134
Increase/(decrease) in cash and due from banks	816,408	(997,279)

Cash and due from banks at end of the period	1,867,043	901,855

REASON OF CHANGES IN CASH FLOWS

Financial income collected	975,291	1,979,704
Service charge income collected	330,106	467,362

Less:
Financial expense paid	1,866,672	3,024,479
Services charge expense paid	32,946	47,452
Operating expenses paid	424,821	557,434

FUNDS USED IN RECURRING OPERATIONS	(1,019,042)	(1,182,299)

OTHER SOURCES OF FUNDS

Net increase in other liabilities from financial transactions (*)	—	4,553,335
Net increase in deposits (*)	1,234,609	—
Net increase in other liabilities (*)	—	1,969,879
Net decrease in government and private securities (**)	667,315	—
Net decrease in loans (**)	819,761	—
Net decrease in other receivables from financial transactions (**)	52,574	—
Other sources of funds (**)	406,471	212,530

TOTAL OF SOURCES OF FUNDS	3,180,730	6,735,744

USE OF FUNDS

Net increase in government and private securities (**)	—	2,188,526
Net increase in loans (**)	—	471,266
Net increase in other receivables from financial transactions (**)	—	2,049,599
Net increase in other assets (**)	372,144	114,976
Net decrease in deposits (*)	—	982,359
Net decrease in other liabilities from financial transactions (*)	580,791	—
Net decrease in other liabilities (*)	62,812	—
Other uses of funds (*)	321,824	43,218

TOTAL FUNDS USED	1,337,571	5,849,944

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	(7,709)	(700,780)

INCREASE / (DECREASE) IN FUNDS	816,408	(997,279)

(*) Variations originated in financing activities	269,182	5,497,637
(**) Variations originated in investment activities	1,573,977	(4,611,837)

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2003 AND 2002

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of September 30, 2003 and 2002, and the statements of income and cash flows for the nine month periods ended, as per the following detail:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the nine month periods ended September 30, 2003 and 2002.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the three month periods ended September 30, 2003 and 2002.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the nine month periods of the companies being consolidated consistent.

Interests in subsidiaries as of September 30, 2003 and 2002 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		September 30,		September 30,
Companies		2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd.	Common	305,506,745	82,283,621	100.0000	100.0000	100.0000	100.0000
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Assets, liabilities, stockholders’ equity and subsidiaries’ net income balances as of September 30, 2003 and 2002, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain- (loss)
	September 30,		September 30,		September 30,		September 30,
Companies	2003	2002	2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd. and subsidiary	2,725,797	3,475,499	1,410,756	2,129,854	1,315,041	1,345,645	66,709	(837,888)
Francés Valores Soc. De Bolsa S.A.	11,231	5,931	2,980	164	8,251	5,767	2,153	3,319
Atuel Fideicomisos S.A.	1,355	4,411	847	3,057	508	1,354	317	1,066
Consolidar A.F.J.P. S.A.	299,704	278,350	61,439	72,353	238,265	205,997	14,503	(54,159)
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	247,695	225,553	187,851	175,786	59,844	49,767	6,032	(11,574)
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	949,451	870,963	893,231	808,157	56,220	62,806	395	(4,553)
Credilogros Cía. Financiera S.A. and subsidiary	85,450	135,718	46,516	72,790	38,934	62,928	(3,896)	(82,122)

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for:

•	Banco Francés (Cayman) Limited: the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.l) to the financial statements of BF.

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2003	2002
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	109,864	94,985
Consolidar Cía. de Seguros de Vida S.A.	20,372	16,940
Consolidar Cía. de Seguros de Retiro S.A.	18,739	20,933
Credilogros Compañía Financiera S.A. and subsidiary	23,749	30,071
Francés Valores Sociedad de Bolsa S.A.	2	—

	172,726	162,929

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 5,400. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

b)	See note 6 to the financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2003	2002
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	87,819	22,276
Federal Government Bonds (LIBOR 2012)	1,101,921	1,584,523
Treasury bills	64,923	68,163
Others	21,882	26,628

Total	1,276,545	1,701,590

Holdings for trading or financial transactions

Argentine Republic Global External Bonds 2008 – (ARG 2008)	1,935	1,684
BCRA bills (LEBAC)	130,597	—
Treasury Bills	9,359	1,893
Middle Term Treasury Bonds (BONTE 2002)	7,518	5,320
Federal Government Bonds (LIBOR 2012)	19,788	—
Argentine Republic External Bills	2,722	4,283
USA Treasury Bills	17	74,453
USA Treasury Notes	17,114	99,891
Federal Government Bonds 2008 (BODEN 2008)	24,267	—
Federal Government Bonds 2007 (LIBOR 2007)	10,125	—
Others	21,107	5,560

Total	244,549	193,084

Unlisted government securities

Federal Government 9% Bonds (due in 2002)	1,071	411,921
Tucumán Provincial Treasury Bonds	47,417	64,720
Secured Bonds (due in 2008)	661,499	—
Tax credit certificates due in 2003/2006	87,998	91,623
Others	2,017	6,654

Total	800,002	574,918

	2003	2002
PRIVATE SECURITIES

Investments in listed private securities

Cointel S.A. Corporate Bonds	3,745	4,479
Acindar S.A.	2,440	2,422
Siderar S.A.	3,528	—
Transener S.A. Corporate Bonds	3,792	1,903
Perez Companc S.A. Corporate Bonds	13,694	—
Rembrandt Ahorro Pesos	9,411	—
FBA Renta Pesos	9,756	—
Tenaris S.A. ADR	9,270	—
Banco Roberts Trust	470	3,484
Galtrust 1 Financial Trust	3,734	3,604
Others	43,532	42,135

Total	103,372	58,027

Allowances	(24,311)	(30,739)

Total	2,400,157	2,496,880

OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	9,534	7,112
Others related to insurance business	954	458

Total	10,488	7,570

OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	316,964	326,669
Insurance companies, mathematical reserve	808,311	584,812
Insurance companies, reinsurer’s reserve	(172,906)	(240,354)
Others related to insurance business	92,914	285,949

Total	1,045,283	957,076

Exhibit 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES

BY CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
COMMERCIAL PORTFOLIO

Normal performance
– Preferred collaterals and counter guaranty “A”	6,847,785	7,849,607
– Other collaterals and counter guaranty “B”	18,399	20,020
– Without senior security or counter guaranty	766,281	1,204,293

In potential risk
In observation
– Preferred collaterals and counter guaranty “A”	4,424	3,414
– Other collaterals and counter guaranty “B”	16,236	15,283
– Without senior security or counter guaranty	304,188	1,344,096

Non performing
– Preferred collaterals and counter guaranty “A”	—	36
– Other collaterals and counter guaranty “B”	2,508	2,781
– Without senior security or counter guaranty	222,493	688,180

With high risk of uncollectibillity
– Preferred collaterals and counter guaranty “A”	—	913
– Other collaterals and counter guaranty “B”	455	7,534
– Without senior security or counter guaranty	679,930	68,236

Uncollectible
– Preferred collaterals and counter guaranty “A”	38	506
– Other collaterals and counter guaranty “B”	6,247	44,887
– Without senior security or counter guaranty	5,335	193,599

Total	8,874,319	11,443,385

Exhibit 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES

BY CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2003	2002
CONSUMER AND HOUSING PORTFOLIO

Normal performance
– Preferred collaterals and counter guaranty “A”	2,416	1,592
– Other collaterals and counter guaranty “B”	370,394	467,490
– Without senior security or counter guaranty	432.183	501,120

Inadequate performance
– Other collaterals and counter guaranty “B”	3,534	13,727
– Without senior security or counter guaranty	5,122	21,432

Deficient performance
– Other collaterals and counter guaranty “B”	2,841	4,928
– Without senior security or counter guaranty	7,548	23,528

Unlikely to be collected
– Preferred collaterals and counter guaranty “A”	1	97
– Other collaterals and counter guaranty “B”	1,973	21,083
– Without senior security or counter guaranty	8,564	83,872

Uncollectible
– Preferred collaterals and counter guaranty “A”	134	59
– Other collaterals and counter guaranty “B”	25,591	22,552
– Without senior security or counter guaranty	27,201	48,851

Uncollectible, classified as such under regulatory requirements
– Other collaterals and counter guaranty “B”	152	22
– Without senior security or counter guaranty	501	799

Total	888,155	1,211,152

General Total (1)	9,762,474	12,654,537

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit-balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 18, 2003	By:	/s/ María Elena Siburu de López Oliva
		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager